                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 28)

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 15, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

  CUSIP NO.  NOT APPLICABLE                                        13D                                       PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
--------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC, BK
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          433,853.10 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                           433,853.10 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         433,853.10 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.24%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------------------------------------------------------

  CUSIP NO.  NOT APPLICABLE                                        13D                                       PAGE 3 OF 12 PAGES


--------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO-GP, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          433,853.10 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                           433,853.10 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         433,853.10  UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.24%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------------------------------------------------------

  CUSIP NO.  NOT APPLICABLE                                        13D                                       PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          433,853.10 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          433,853.10 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         433,853.10 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.24%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------------------------------------------------------

  CUSIP NO.  NOT APPLICABLE                                        13D                                       PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: INSIGNIA PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          84,759.30 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          84,759.30 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         84,759.30 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.32%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------------------------------------------------------

  CUSIP NO.  NOT APPLICABLE                                        13D                                       PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO/IPT, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          84,759.30 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          84,759.30 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         84,759.30 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.32%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------------------------------------------------------

  CUSIP NO.  NOT APPLICABLE                                        13D                                       PAGE 7 OF 12 PAGES

--------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON:  COOPER RIVER PROPERTIES, L.L.C.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          67,518.70 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                           67,518.70 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         67,518.70  UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.42%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------------------------------------------------------

  CUSIP NO.  NOT APPLICABLE                                        13D                                       PAGE 8 OF 12 PAGES


--------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON:  REEDY RIVER PROPERTIES, L.L.C.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [     ]

--------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          168,736.5 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          168,736.5 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         168,736.5 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.52%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  NOT APPLICABLE                 13D                PAGE 9 OF 12 PAGES

Item 1.  Security and Issuer

         The name of the issuer is Consolidated Capital Institutional Properties/2, a Delaware limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership.

         This Amendment No. 28 (this "Amendment") amends Items 1, 2, 4, 5 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2.  Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

             (1) AIMCO Properties, L.P., a Delaware limited partnership, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multi-family residential properties.

             (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

             (3) Apartment Investment and Management Company, a Maryland corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multi-family residential properties.

             (4) Insignia Properties, L.P., a Delaware limited partnership, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and operating multi-family residential properties.

             (5) AIMCO/IPT, Inc., a Delaware corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and managing multi-family residential properties.

             (6) Cooper River Properties, L.L.C., a Delaware limited liability company, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and managing multi-family residential properties.

             (7) Reedy River Properties, L.L.C., a Delaware limited liability company, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and managing multi-family residential properties.

CUSIP NO.  NOT APPLICABLE                 13D               PAGE 10 OF 12 PAGES

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 4.  Purpose of Transaction

         AIMCO Properties is currently making a tender offer to purchase the outstanding units of the Partnership for $6.00 per unit in cash. The tender offer is currently scheduled to expire on June 13, 2002. The specific terms of the tender offer are set forth in the offer to purchase, filed as Exhibit 1 to the Schedule TO filed on May 15, 2002, by AIMCO Properties. AIMCO Properties believes that its offer provides an opportunity to increase its ownership interest in the property of the Partnership while providing the investors of the Partnership with an occasion to liquidate their current investment.

         Although AIMCO Properties has no present intention to acquire additional units or sell units after completion or termination of the current offer, it may do so in the future. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to the current offer, and may be for cash, limited partnership interests in AIMCO Properties or other consideration. AIMCO Properties may consider selling some or all of the units it acquires pursuant to the current offer to persons not yet determined, which may include its affiliates. AIMCO Properties may also buy the properties held by the Partnership, although AIMCO Properties has no present intention to do so. There can be no assurance, however, that AIMCO Properties will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

         Except as set forth herein, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership's charter or Limited Partnership Agreement which may impede the acquisition or control of the Partnership by any person; or causing the Partnership's units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. AIMCO Properties or its affiliates may loan funds to the Partnership which may be secured by the Partnership's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the

 CUSIP NO.  NOT APPLICABLE                13D               PAGE 11 OF 12 PAGES

Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership's Limited Partnership Agreement or applicable state laws.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (c) On March 29, 2002, AIMCO Properties acquired 369.10 units at a price of $12.00 per unit in a private sale.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of Joint Filing, dated May 15, 2002.

  CUSIP NO.  NOT APPLICABLE               13D               PAGE 12 OF 12 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2002
                                    AIMCO PROPERTIES, L.P.
                                    By:  AIMCO-GP, INC.
                                           (General Partner)
                                    AIMCO-GP, INC.
                                    APARTMENT INVESTMENT AND
                                    MANAGEMENT COMPANY
                                    INSIGNIA PROPERTIES, L.P.
                                    By:  AIMCO/IPT, INC.
                                           (General Partner)
                                    AIMCO/IPT, INC.
                                    COOPER RIVER PROPERTIES, L.L.C.
                                    REEDY RIVER PROPERTIES, L.L.C.

                                    By:      /s/ Patrick J. Foye
                                        ---------------------------------------
                                             Executive Vice President
                                             of each of the foregoing entities

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------

 7.1                 Agreement of Joint Filing, dated May 15, 2002.